June 28, 2022

Sondra Snyder, Staff Accountant

Senior Assistant Chief Accountant

Division of Corporation Finance Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Astra Energy, Inc.

Amendment No. 3 to Registration Statement on Form S-1 Filed June 2, 2022

File No. 333-263256

Dear Ms. Snyder

Please consider the following as responses to your letter dated June 24, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Three Months Ended February 28, 2022 Compared to Three Months Ended February 28, 2021, page 12

1.

The amounts presented for the increase in business development expense for the three months ended February 28, 2022 compared to the three months ended February 28, 2021 do not agree with the amounts presented in your financial statements for those periods. Please revise as appropriate.

RESPONSE:

The disclosure has been revised to read $121,463 in place of $407,876.

Business development expenses increased to $121,463 from $2,000 for the three months ended February 28, 2022 and 2021, respectively. Business development expenses increased primarily in travel, engineering and consulting services.

Exhibits

2.

We note your response to prior comment 1 and reissue such comment. In that regard, we note that although your prospectus cover page appears to contemplate registration of the offer and sale of units and warrants, such securities are not included in the revised fee table in Exhibit 107. Please revise.

RESPONSE:

Exhibit 107 has been revised to read as follows:

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Selling Shareholders Common Stock, $0.001 par value	43,781,000	$0.50	$21,890,500	$2,209.00
Units consisting of Common Stock and Warrants	5,000,000	$-	$-	$-
Common Stock, $0.001 par value, included as part of the unit	5,000,000	$0.50	$2,500,000	$232.00
Warrants as part of the Units Common Stock underlying the Warrants	5,000,000	$1.00	5,000,000	$463.50
Total	53,781,000		$29,390,500	$2,724.50

_______________

(1) Pursuant to Rule 416 under the Securities Act, the shares of common stock offered hereby include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(2) Calculated based on the proposed offering price per share.

3.	We note that the revised legality opinion filed as Exhibit 5.1 no longer opines on the legality of the units. Please obtain and file a revised opinion.

RESPONSE:

The legal opinion flied as Exhibit 5.1 has been revised to opine on the legality of the units.

The company and its management acknowledge that we are responsible for the accuracy and adequacy of the company’s disclosures, notwithstanding any review, comments, action or absence of action by the staff.

/s/ Kermit Harris
Kermit Harris, President and Director

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